SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                          SPIDERBOY INTERNATIONAL, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   3383 12 101
                                 (CUSIP Number)


                                  JANET RISHER
             2820 LA MIRADA DRIVE, SUITE H, VISTA, CALIFORNIA 92083
                                 (760) 599-0775
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 24, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Janet Risher
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [_]
                                                                        (b)  [X]

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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF and OO (Promissory Note)
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(e)                                                            [_]

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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NUMBER OF       7  SOLE VOTING POWER
SHARES             10,925,752 shares of the Common Stock of the Issuer
BENEFICIALLY       500,000 shares of the Preferred Stock of the Issuer
OWNED BY
EACH
REPORTING
PERSON
WITH
                ----------------------------------------------------------------
                8  SHARED VOTING POWER
                   None
                ----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER
                   10,925,752 shares of the Common Stock of the Issuer
                   500,000 shares of the Preferred Stock of the Issuer
                ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   None
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,925,752 shares of the Common Stock of the Issuer
     500,000 shares of the Preferred Stock of the Issuer
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.46% of the Common Stock of the Issuer.
     50% of the Preferred Stock of the Issuer
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------


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
ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock and Preferred Stock of Spiderboy International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2820 La Mirada Drive, Suite H, Vista, California 92083.

ITEM 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Janet Risher, an individual (the "Reporting Person"). The Reporting Person's business address is 2820 La Mirada Drive, Suite H, Vista, California 92083. The Issuer's address is 2820 La Mirada Drive, Suite H, Vista, California 92083.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The  Reporting  Person  is  a  citizen  of  the  United  States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 24, 2004, Richard Mangiarelli ("Mangiarelli"), President of the Issuer, transferred 10,925,752 shares of common stock of the Issuer, no par value per share (the "Common Stock"), as a gift to his wife, the Reporting Person. In addition, Mangiarelli transferred 500,000 shares of preferred stock of the Issuer, par value $0.01 per share (the "Preferred Stock"), as a gift to the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired her interest in the Issuer solely for investment purposes. The Reporting Person and Richard Schmidt plan to sell 21,851,503 shares of the Common Stock and 1,000,000 shares of the Preferred Stock of the Issuer owned by them to Billy V. Ray, Jr. pursuant to a Stock Purchase Agreement dated February 27, 2004, as amended and restated on May 25, 2004.

     If and when the proposed Stock Purchase Agreement with Mr. Ray are consummated, immediately following the closing of the Stock Purchase Agreement, the Issuer plans to sell all of the issued and outstanding shares of the capital stock of Spiderboy.com, Inc., the Issuer's wholly-owned subsidiary, to Schmidt and the Reporting Person for $1,000 in cash.

     Other than the completed and planned transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     2. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     3. Any material change in the present capitalization or dividend policy of the Issuer;

     4. Any other material change in the Issuer's business or corporate structure;

     5. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     6. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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
     7. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     8.   Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 10,925,752 shares of the Common Stock of the Issuer, which constitute approximately 25.46 percent of the outstanding shares of the Common Stock of the Issuer. In addition, the Reporting Person may be deemed to be the beneficial owner of 500,000 shares of the Preferred Stock of the Issuer, which constitute approximately 50 percent of the outstanding shares of the Preferred Stock of the Issuer. Pursuant to the Stock Purchase Agreement with Mr. Ray, the sole power to vote the shares of the Common Stock and the Preferred Stock. In addition, inasmuch as Mr. Ray has the right to acquire such shares, the Reporting Person does not have any power to dispose of such shares.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the Common Stock or Preferred Stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         IDENTIFICATION OF EXHIBIT
-----------                         -------------------------
     1       Stock Purchase Agreement between Mark N. Pardo, Richard Schmidt and Richard
             Mangiarelli, dated December 5, 2003.
     2       Stock Purchase Agreement dated February 27, 2004, as amended and restated on
             May 25, 2004, by and between Janet Risher, Richard Schmidt, Spiderboy
             International, Inc., and Billy V. Ray, Jr.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  July 20, 2004


                                   ---------------------------------------------
                                   JANET RISHER


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